Room 4561

April 10, 2006

Ronald A. Woessner
Senior Vice President, General Counsel and Secretary
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204-2960

Re: Zix Corporation
Preliminary Proxy Statement on Schedule 14A filed March 13, 2006
File No. 0-17995

Dear Mr. Woessner:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 4, page 19

1.   We note that 4.9 million shares of common stock have been issued to Amulet Limited and Omicron Master Trust upon redemption of $10.0 million principal amount of the convertible notes. Please revise to disaggregate the amount issued to Amulet and Omicron, respectively. In addition, please revise the disclosure at the top of page 21 to specifically disclose the identity of the investor who will be immediately affected by the vote to remove the Share Cap and the identity of the investor who has the 196,783 share deficiency.

2.   In the last bullet point on page 21, disclose the amount of shares underlying the warrants to be issued to Amulet in the event you redeem the $5.0 million outstanding principal amount of convertible notes.

3.   Disclose the amount and percentage of beneficial ownership of the company's shares for each of Amulet and Omicron in the event the removal of the Share Cap is approved.

Consequences of Failure to Obtain Approval of Potential Issuance of Shares in Excess of the Share Cap, page 23

4.   We note your disclosure that failure to receive shareholder approval of this proposal will result in your inability to convert the remaining $5.0 million principal amount of the convertible notes into shares of common stock and in your inability to effect the cash redemption of the note without consent from Amulet. It also appears from Section 6.16 of the Purchase Agreement that failure to obtain stockholder approval within 60 days after the Maximum Share Amount Notice Date results in the purchaser having the right to require you to redeem all or part of any outstanding notes within 10 days after notification at the applicable Maximum Share Amount Redemption Price. Note all capitalized terms are as defined in the Purchase Agreement. Revise your disclosure to state the price at which you may be required to redeem the outstanding notes if shareholder approval is not obtained. Please clarify whether the Maximum Share Amount Redemption Price could be significantly different from the conversion ratio of $5.38 per share at which the notes convert into shares of common stock.

5.   If the Maximum Share Amount Redemption Price could be significantly different from the conversion ratio, tell us what consideration you have given as to whether this is a penalty provision incurred by the failure of the company to obtain stockholder approval for the issuance of shares in excess of the Maximum Share Amount. Tell us if you have had any discussions with the NASD as to how Section 6.16 of the Purchase Agreement complies with IM-4350-2. Interpretive Material Regarding the Use of Share Caps to Comply with Rule 4350(i).

6.   We note your disclosure at the bottom of page 23 that the summary of the terms of the convertible notes transaction is intended to provide the basic information and is "not a substitute for reviewing the purchase agreements…[etc.] in their entirety." Please narrow this disclaimer so that it is consistent with the obligation to provide a materially complete description of the agreements in the proxy statement.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (214) 661-4419</u>
        Sarah Rechter, Esq.
        Baker Botts LLP
        Phone: (214) 953-6419